Exhibit 99.1

Marine Harvest listed at New York Stock Exchange

Marine Harvest rang the opening bell at the New York Stock Exchange today, marking the beginning of a new era for the salmon farming industry.

• This is a big day for Marine Harvest and the salmon farming industry, says Alf-Helge Aarskog, CEO of Marine Harvest. Together with Chairman Ole Eirik Lerøy he had the honor of ringing the opening bell at the NYSE today.

Marine Harvest, the world’s leading seafood company, is the first aquaculture company to be listed at the NYSE. The company controls about 22 % of the global production of farmed Atlantic salmon, the most industrialized and commercially developed aquaculture specie.

• According to the UN, the world must increase its food production by 70 percent by 2050. As much as 70 percent of the globe is covered by water. Yet, only six percent of the world’s protein supply is sourced from the oceans today. The potential is enormous, says Aarskog.

Leading the blue revolution
Marine Harvest has chosen “Leading the blue revolution” as its vision. The company wants to be a leader in cultivating and growing food from the ocean.

• Our vision is to be “leading the blue revolution” — something similar to what happened 5,000 years ago with the agriculture revolution when people move from hunting and fishing to agriculture. We want to elevate aquaculture to be comparable to agriculture and beyond, Aarskog adds.

Number of advantages
Marine Harvest is the first vertically integrated aquaculture company to be listed on the New York Stock Exchange. Aarskog sees a number of advantages of being listed at the NYSE.

• The listing gives us exposure to a larger part of the US investment community, including those who are not mandated to invest in Norway. Marine Harvest should also benefit from being aligned to the land based protein companies listed in the US. These companies are generally larger than Marine Harvest, but we have some superior attributes in terms of margins and growth prospects which should be attractive to investors, says Aarskog.

• This gives us access to a wider portion of the US investor base. It will also be beneficiary to have a currency that can be applied in future consolidation of the industry. We have a good starting point with a market cap of about USD 5bn and ownership of about 22 % of the global production of farmed Atlantic salmon, Aarskog adds.

About Marine Harvest:
Marine Harvest is present in 22 countries, has a total of 10 400 employees worldwide and a market capitalization of approximately USD 5 billion. The company is headquartered in Norway, and is listed on the Oslo Stock Exchange.

www.marineharvest.com

For press enquiries, contact:

Ola Helge Hjetland, communication manager Marine Harvest
+47 970 67 932, ola.helge.hjetland@marineharvest.com

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s position in the seafood industry, the expected increase in world’s food production, the future of the aquaculture industry and its growth potential, potential benefits to Marine Harvest from alignment with land based protein companies listed in the US, Marine Harvest’s competitive advantages compared to land based protein companies listed in the US and Marine Harvest’s ability to access US investors. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2013, including the section captioned “Risk Factors,” contains additional information about factors that could affect actual results, including: economic and market risks; environmental risks; operational risks; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.